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* KH 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grubb & Ellis Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1551 N. Tustin Avenue, Suite 300
(No. and Street)

Santa Ana CA 92705
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Arnitz (714) 667-8252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Avenue, Suite 1000 Irvine CA 92612
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11019917

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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Section

MAR 01 2011

Washington, DC
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SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, Richard Arnitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grubb & Ellis Capital Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

S. MCLEAN
Commission # 1808935
Notary Public - California
Orange County
My Comm. Expires Aug 9, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grubb & Ellis Capital Corporation

Statement of Financial Condition

Year Ended December 31, 2010

Contents

Ernst & Young
Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, CA 92612
Tel: +1 949 794 2300
Fax: +1 949 437 0590
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Grubb & Ellis Capital Corporation

We have audited the accompanying statement of financial condition of Grubb & Ellis Capital Corporation (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grubb & Ellis Capital Corporation at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

Grubb & Ellis Capital Corporation

Statement of Financial Condition

December 31, 2010

ASSETS		
Cash and cash equivalents	$	244,073
Prepaid expenses		27,000
TOTAL ASSETS	$	271,073
LIABILITIES AND OWNER'S EQUITY		
Accrued liabilities	$	10,067
		10,067
Owner's equity:		
Common stock, units authorized 2,500 with a $10 par value, 1,000 units issued and outstanding		10,000
Additional paid-in capital		290,000
Retained deficit		(38,994)
Total owner's equity		261,006
TOTAL LIABILITIES AND OWNER'S EQUITY	$	271,073

See notes to financial statements.

1. Organization

Organization and Business

Grubb & Ellis Capital Corporation (the "Company") was incorporated on June 29, 2009 in the state of California and is engaged in business as a broker-dealer, registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authorities ("FINRA"). The Company's activity consists primarily of acting as the managing broker-dealer for sales of real estate securities sponsored by Grubb & Ellis Company ("GBE"), or its affiliates, which are affiliated with the Company through common ownership.

2. Accounting Policies

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles ("U.S GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. GAAP and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

2. Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains its only checking account at one financial institution located in California. The account at this bank is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $244,073. At December 31, 2010, the Company has no uninsured cash balances. The Company has not experienced any losses in such account and management believes it places its cash on deposit with financial institutions which are financially stable.

Financial Instruments

The carrying amounts of prepaid expenses and accrued liabilities approximate fair value because of the short maturity of these financial instruments.

Common Control

Because the Company and certain related parties are under common ownership, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Taxes

Based on its evaluation under Accounting Standards Codification 740-10, *Income Taxes*, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions.

3. Transactions with Related Party

Administrative Expenses

The Company shares its office space with GBE through an expense sharing agreement which remains in effect until either party provides 90 days written notice. This agreement ("the Agreement") stipulates GBE will provide personnel and office space to the Company as needed, and pay the ordinary operating expenses of the Company, and those expenses arising from written contractual obligations incurred by the Company, as necessary to maintain the Company's compliance with all applicable capital and financial responsibility regulations.

4. Prepaid Expenses

Prepaid expenses, primarily comprised of prepaid FINRA membership fees, totaled $27,000 as of December 31, 2010.

5. Income Taxes

GBE files a consolidated federal income tax return and a combined California return which includes the Company. The Company and its affiliates participate in a tax-sharing agreement with GBE. Under the tax-sharing agreement, the Company pays to, or receives from, GBE an amount essentially computed as if the Company filed a separate return, except that items such as net operating losses, capital losses, investment tax credits or similar items, which might not be immediately recognizable in a separate return, are allocated according to the tax-sharing agreement and reflected in the Company's provision to the extent that such items reduce the consolidated federal tax liability for financial reporting purposes, which arise from the timing of accrued compensation and the federal benefit for state taxes.

The Company accounts for its income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from net operating losses (which expires in 2030).

Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

Deferred tax asset:	
Net operating loss	$ 14,759
Valuation allowance	(14,759)
Total deferred tax asset	$ –

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

6. Net Capital Requirements (continued)

At December 31, 2010, the Company had net capital of $234,006, which was $229,006 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1 at December 31, 2010.

7. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are issued. As of February 24, 2011, no material subsequent events have occurred.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Grubb & Ellis Capital Corporation
Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG